Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross receives approval for share buyback program

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, July 28, 2021 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has accepted the notice filed by the Company to establish a normal course issuer bid (“NCIB”) program.

Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022.

In deciding to establish the NCIB program, the Company believes that the market price of the common shares may not, from time to time, fully reflect their value, and accordingly, the purchase of the common shares would be in the best interest of the Company and an attractive and appropriate use of available funds. Kinross is committed to enhancing shareholder returns through programs such as a share buyback and its quarterly dividend, which are underpinned by the Company’s investment grade balance sheet, strong free cash flow and growing production profile from its global portfolio. This strong foundation places Kinross in an excellent position to continue generating substantial value for its shareholders.

Kinross may make any purchases through the facilities of the TSX, the New York Stock Exchange (the “NYSE”) and/or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law. Daily repurchases on the TSX will be limited to a maximum of 989,526 common shares, representing 25% of the average daily trading volume for the six months ended June 30, 2021 (being 3,958,104 common shares), except where purchases are made in accordance with the “block purchase exception” of the TSX rules. Subject to certain exceptions for block purchases, the maximum number of common shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. All shares purchased by the Company under the NCIB program will be cancelled.

Purchases will be made by the Company in accordance with the requirements of the TSX and/or the NYSE and the price which the Company will pay for any such common shares will be the market price of any such common shares at the time of acquisition, or such other price as may be permitted by the TSX and/or the NYSE.

In connection with the NCIB program, the Company has entered into an automatic repurchase plan with its designated broker to allow for purchases of its common shares during certain pre-determined black-out periods, subject to certain parameters as to price and number of common shares. Outside of these pre-determined black-out periods, common shares will be repurchased in accordance with management’s discretion, subject to applicable law.

Although the Company has a present intention to acquire its common shares pursuant to the NCIB program, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those relating to potential purchases under the Company’s NCIB. The words “anticipate”, “continue”, “estimates”, “expects”, “forecast”, “guidance”, “intends”, “outlook”, “progress”, “potential”, “prioritize”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2021. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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